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Information Regarding Change of Registrant's ( New Alternatives Fund Inc.)
Certifying Accountant to be filed with Form NSAR (item 77K). Reference is made to disclosures required by Form 8K of the Securities Exchange Act of 1934 and
Item 304 (a) (1) of Regulation S-K of the Securities Exchange Act of 1934 .

The Registrant's December 31, 2000 financial report is audited by Joe Don Angelo CPA, Mineola, N.Y.

1) i. The Registrants prior independent Accountant, Kenneth Katz, Rockville Centre, NY resigned in year 2000. He resigned for personal reasons related to the demise of his wife and retirement from full time practice.

ii. The principal accountant's report on the financial statements for the past two years did not contain any adverse opinion or a disclaimer of opinion, nor was is qualified or modified as to uncertainty, audit scope, or accounting principals.

iii. The decision to change accountants was approved by the Board of Directors of the registrant at its annual meeting on September 22, 2000.

iv. During the registrants two most recent fiscal years and any subsequent period preceding his resignation there were no disagreements on any matter.

v. N/A

2.The registrant retained a new independent accountant, Joseph Don Angelo CPA, of Mineola, New York. He was engaged on Sept. 22, 2000. He was contacted shortly after it was learned earlier in 2000 that Kenneth Katz CPA would be retiring. There were no discussions concerning any disagreements or accounting issues with any accountant.

3.The registrant has provided Kenneth Katz, the former accountant with a copy of this filing concerning item 304(a)and Kenneth Katz has provided the attached letter stating he agrees with the statements contained herein.